                                         Filed by Bellwether Exploration Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Bargo Energy Company
                                                              File No. 333-54798

Bellwether Exploration Company issued the following press release on May 15, 2001.



[BELLWETHER LOGO]                                       [MISSION RESOURCES LOGO]
                                  NEWS RELEASE

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                                   CONTACT:
MAY 15, 2001                      LANCE L. WEAVER - DIRECTOR, INVESTOR RELATIONS
                                                          AND FINANCIAL ANALYSIS
                                                       weaverl@bellwetherexp.com
                                                                   (713)495-3061

              BELLWETHER EXPLORATION REPORTS FINANCIAL RESULTS AND
                 OPERATIONAL HIGHLIGHTS FOR FIRST QUARTER 2001

HOUSTON - Bellwether Exploration Company (NASDAQ: BELW) today announced the following financial and operating results for the first quarter ending March 31, 2001:

CASH FLOW: Cash flow from operations, before changes in working capital, for the quarter totaled $17.3 million or $1.19 per share (fully diluted), up 32% over first quarter 2000 cash flow of $13.1 million or $0.93 per share.

NET INCOME: Income for the quarter, stated before the effect of a non-cash charge relating to the adoption of SFAS 133, was $6.4 million or $0.44 per share. Reported net income, stated after the effect of a non-cash charge relating to the adoption of SFAS 133, was $3.6 million or $0.25 per share for the quarter.

PRODUCTION AND REVENUE: The Company's production for the first quarter of 2001 averaged 5,478 barrels of oil per day ("Bopd") and 45.0 million cubic feet of gas per day ("MMcfpd"), or 12,974 barrels of oil equivalent per day ("Boepd"). Production volumes are down 15% as compared to the first quarter 2000 daily average due to the sale of several producing properties in late 2000. Improved oil and gas prices resulted in revenues of $33.8 million, up 34% from revenue of $25.2 million for the same period in 2000.

EBITDA: Earnings before interest, taxes and depreciation, less other non-cash items ("EBITDA") for the first quarter of 2001, exclusive of the adoption of SFAS 133, totaled

$22.0 million, an increase of 34% when compared to EBITDA of $16.4 million for the same period in 2000.

COSTS: Operating costs, including lease operating costs and production taxes, for the first quarter totaled $7.9 million, or $6.79 per Boe. These costs are higher than prior periods due workovers and pump replacements in the Tiguino and Charapa fields in Ecuador. G&A was impacted by non-recurring separation costs and non-cash vesting of Bellwether employee stock options.

FINANCIAL STATEMENTS: The attached pages outline in more detail the financial statements of Bellwether for the first quarters of 2001 and 2000. Also attached are the unaudited summary pro forma financial statements for Mission Resources for the first quarter of 2001, reflecting the merger of Bellwether Exploration Company and Bargo Energy Company.

OPERATIONAL HIGHLIGHTS: The Texaco Fee "A" # 1, located in the Mudlake/Second Bayou Field in South Louisiana, was drilled and completed in the Planulina formation. The well logged a total of 64 net feet of productive sand, and is currently producing at a gross rate of 8.8 MMcfepd (1.6 MMcfepd net). Bellwether has an 18% net revenue interest in the well and is planning additional drilling activity in the project area later this year.

At the Company's Matagorda Island 605 Field located in the Gulf of Mexico, an exploratory well was drilled to a depth of 6,500 feet and found three productive zones in the Rob-L formation. All three zones will be on production by early May at an expected rate of 10.6 MMcfepd (1.7 MMcfepd net), based on initial flow test. Bellwether has a 16% net revenue interest in the well.

Finally, at Eugene Island Block 286, the D-9ST well was drilled to a total depth of 5,210 feet and completed in the Trim A formation. The well is producing at a gross rate of 10.9 MMcfepd (1.5 Mmcfepd net). Bellwether has a 14% net revenue interest in the well.

Doug Manner, Chairman and CEO commented, "These new wells are representative of Mission's continued success in growing reserves and rate through the drill bit. We are looking forward to applying this same expertise to a much larger asset base which will be provided through our new merger and acquisition strategy. The value growth should be impressive."

CONFERENCE CALL: A conference call to discuss the earning release will be held Wednesday, May 16th, 2001 at 3:00 p.m. Eastern Standard Time (EST). If you would like to participate, please call (212) 896-6088 just prior to the start time. A replay of the conference call will be available for 48 hours after the finish of the call. The replay can be accessed by dialing toll-free (800) 633-8284 (for U.S.) and (858) 812-6440 (for International), reservation No. 18774058. In addition, you may log on to the Bellwether Exploration website at www.bellwetherexp.com to listen to a replay of the teleconference via Webcast.

NAME CHANGE & NEW TICKER SYMBOL: Bellwether Exploration Company will officially change its name to Mission Resources Corporation after the annual shareholders meeting on May 16, 2001. The new NASDAQ ticker symbol for the company will be MSSN.

Bellwether Exploration Company is an independent oil and gas exploration and production company headquartered in Houston, Texas with oil and gas properties located in three core areas: the Gulf of Mexico both onshore and offshore, Southeast New Mexico/West Texas and Ecuador.

                                       ###

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that was included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010, Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the Registration Statement on Form S-4.

                         BELLWETHER EXPLORATION COMPANY
                            STATEMENTS OF OPERATIONS
                (Amounts in thousands, except per share amounts)
                                  (Unaudited)

                                                             Three Months Ended March 31,
                                                             ----------------------------
                                                                2001              2000
                                                             ----------        ----------
REVENUES:
        Oil revenues                                           $11,691           $10,884
        Gas revenues                                            19,967            12,849
        Gas plant revenues                                       1,609             1,205
        Interest and other income                                  548               224
                                                               -------           -------
                                                                33,815            25,162
                                                               -------           -------
COSTS AND EXPENSES:
        Production expenses                                      7,926              6314
        Gas plant expenses                                         750               551
        Transportation costs                                        40                66
        Mining venture costs                                       779                --
        Depreciation, depletion and amortization                 7,938             7,290
        General and administrative expenses                      2,549             1,876
        Interest expense                                         3,964             3,409
                                                               -------           -------
                                                                 23946            19,506
                                                               -------           -------
INCOME BEFORE TAXES AND CHANGE IN ACCOUNTING METHOD              9,869             5,656
                                                               -------           -------
        Income taxes
            Current                                              1,151                72
            Deferred                                             2,322           (17,806)
                                                               -------           -------
                                                                 3,473           (17,734)
                                                               -------           -------
INCOME BEFORE CHANGE IN ACCOUNTING METHOD                      $ 6,396           $23,390
                                                               -------           -------
Cumulative effect of a change in accounting method, net of tax   2,767                --
                                                               -------           -------
NET INCOME                                                     $ 3,629           $23,390
                                                               =======           =======

        Earnings per share before change in accounting method  $  0.46           $  1.69
        Earnings per share before change in accounting method
          - diluted                                            $  0.44           $  1.67
        Earnings per share                                     $  0.26           $  1.69
        Earnings per share - diluted                           $  0.25           $  1.67
        Discretionary cash flow per share                      $  1.23           $  0.95
        Discretionary cash flow per share - diluted            $  1.19           $  0.93

        Common shares outstanding                               14,028            13,859
        Common shares outstanding - diluted                     14,493            14,031

        Discretionary cash flow                                $17,315           $13,101
        EBITDA less other non cash items                       $21,976           $16,354

                         BELLWETHER EXPLORATION COMPANY
                         SUMMARY OPERATING INFORMATION
                                   (UNAUDITED)

                                                  THREE MONTHS ENDED MARCH 31,
                                                  ----------------------------
                                                    2001                2000
                                                  --------            --------
AVERAGE SALES PRICE, INCLUDING
THE EFFECT OF HEDGES:
   Oil and condensate ($/Bbl)                     $ 23.71              $ 19.37
   Gas ($/Mcf)                                    $  4.93              $  2.57
   Equivalent ($/Boe)                             $ 27.10              $ 16.99

AVERAGE SALES PRICE, EXCLUDING
THE EFFECT OF HEDGES:
   Oil and condensate ($/Bbl)                     $ 23.71              $ 22.70
   Gas ($/Mcf)                                    $  7.13              $  2.42
   Equivalent ($/Boe)                             $ 34.71              $ 17.81

AVERAGE DAILY PRODUCTION:
   Oil and condensate (Bbls)                        5,478                6,176
   Gas (Mcf)                                       44,978               55,033
   Equivalent (Boe)                                12,974               15,348
   Equivalent (Mcfe)                               77,846               92,089

TOTAL PRODUCTION:
   Oil and condensate (MBbls)                         493                  562
   Gas (MMcf)                                       4,048                5,008
   Equivalent (MBoe)                                1,168                1,397

OPERATING COSTS PER BOE:
   Production expenses                            $  6.79              $  4.52
   General and administrative expenses            $  2.18              $  1.34
   Depreciation, depletion, and amortization*     $  6.43              $  4.95

   * Depreciation of gas plants and other assets is excluded.

                         BELLWETHER EXPLORATION COMPANY
                            CONDENSED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                         MARCH 31,         DECEMBER 31,
                                                           2001                2000
                                                       -------------       ------------
ASSETS:
        Current assets                                    $ 29,531            $ 44,658
        Property, plant and equipment, net                 154,403             148,936
        Leasehold, furniture and equipment, net              2,298               2,378
        Investment                                           6,246               4,554
        Deferred tax asset                                  20,577              15,141
        Other assets                                         5,239               5,878
                                                          --------            --------
                                                          $218,294            $221,545
                                                          ========            ========
LIABILITIES AND STOCKHOLDERS' EQUITY
        Current liabilities                               $ 24,115            $ 37,446
        Commodity derivative liability                      21,275                  --
        Long-term debt                                     115,354             125,450
        Interest rate swap                                   4,627                  --
        Other long-term liabilities                          1,732               1,689
        Other comprehensive income (loss), net of taxes    (10,187)                 --
        Stockholders' equity                                61,378              56,960
                                                          --------            --------
                                                          $218,294            $221,545
                                                          ========            ========

                         BELLWETHER EXPLORATION COMPANY
                       CONDENSED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED MARCH 31,
                                                       --------------------------------
                                                           2001                 2000
                                                       -----------           ----------
OPERATING ACTIVITIES:
Net income                                                $  3,629            $ 23,390
Adjustments to reconcile net income to net cash
        provided by operating activities:                   13,686             (10,289)
                                                          --------            --------
Discretionary cash flow                                     17,315              13,101

        Net changes in operating assets and liabilities         37              (1,281)
                                                          --------            --------
Net cash provided by operating activities                   17,352              11,820

INVESTING ACTIVITIES:
Acquisition of oil and gas properties                         (948)             (2,217)
Capital expenditures                                        (8,953)            (19,326)
Leasehold, furniture and equipment                             (44)               (603)
Long term note receivable                                       --                (663)
Property divestiture costs                                  (2,940)                 65
                                                          --------            --------
Net cash used in investing activities                      (12,885)            (22,744)

FINANCING ACTIVITIES:
Net proceeds from equity activities                            537                  35
Net bank debt activity                                     (10,408)              4,900
                                                          --------            --------
Net cash provided by (used in) financing activities         (9,871)              4,935
                                                          --------            --------
Net decrease in cash and cash equivalents                   (5,404)             (5,989)
Cash and cash equivalents at beginning of period            14,464               6,101
                                                          --------            --------
Cash and cash equivalents at end of period                $  9,060            $    112
                                                          ========            ========

                               MISSION RESOURCES
                       PRO FORMA STATEMENTS OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                MARCH 31, 2001
                                                              ------------------
REVENUES:
        Oil revenues                                          $          32,079
        Gas revenues                                                     28,542
        Gas plant revenues                                                1,609
        Interest and other income                                           672
                                                              -----------------
                                                                         62,902
                                                              -----------------
COSTS AND EXPENSES:
        Production expenses                                              18,055
        Gas plant expenses                                                  750
        Transportation costs                                                 40
        Mining venture costs                                                779
        Commodity derivative transactions                                 1,410
        Depreciation, depletion and amortization                         13,691
        General and administrative expenses                               4,076
        Interest expense                                                  6,814
        Amortization of goodwill and intangible assets                      512
                                                            -------------------
                                                                         46,127
                                                            -------------------
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES                           16,775
                                                            -------------------
        Income taxes
            Current                                                         719
            Deferred                                                     (6,227)
                                                            -------------------
                                                                         (5,508)
                                                            -------------------
NET INCOME FROM CONTINUING OPERATIONS                       $            22,283
                                                            ===================

        Earnings per share                                                $0.95
        Earnings per share - diluted                                      $0.93
        Discretionary cash flow per share                                 $1.36
        Discretionary cash flow per share - diluted                       $1.33

        Common shares outstanding                                        23,488
        Common shares outstanding - diluted                              23,953

        Discretionary cash flow                                         $31,891

        EBITDA less other non cash items                                $38,895

                               MISSION RESOURCES
                        PRO FORMA OPERATING INFORMATION
                                   (Unaudited)

                                                       THREE MONTHS ENDED
                                                         MARCH 31, 2001
                                                       ------------------
AVERAGE SALES PRICE, INCLUDING
THE EFFECT OF HEDGES:
        Oil and condensate ($/Bbl)                          $  25.93
        Gas ($/Mcf)                                         $   5.24
        Equivalent ($/Boe)                                  $  28.25

AVERAGE SALES PRICE, EXCLUDING
THE EFFECT OF HEDGES:
        Oil and condensate ($/Bbl)                          $  25.93
        Gas ($/Mcf)                                         $   6.87
        Equivalent ($/Boe)                                  $  32.39

AVERAGE DAILY PRODUCTION:
        Oil and condensate (Bbls)                             13,744
        Gas (Mcf)                                             60,567
        Equivalent (Boe)                                      23,839
        Equivalent (Mcfe)                                    143,031

TOTAL PRODUCTION:
        Oil and condensate (MBbls)                             1,237
        Gas (MMcf)                                             5,451
        Equivalent (MBoe)                                      2,146

OPERATING COSTS PER BOE:
        Production expenses                                 $   8.41
        General and administrative expenses                 $   1.90
        Depreciation, depletion, and amortization*          $   6.17

        * Depreciation of gas plants and other assets is excluded.

                               MISSION RESOURCES
                       PRO FORMA CONDENSED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                       MARCH 31,
                                                         2001
                                                     -------------
ASSETS:
        Current assets                                  $ 43,889
        Property, plant and equipment, net               414,224
        Goodwill, net of accumulated amortization         20,326
        Leasehold, furniture and equipment, net            2,298
        Investment                                         6,246
        Other assets                                       7,608
                                                        --------
                                                        $494,591
                                                        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
        Current liabilities                             $ 45,002
        Commodity derivative liability                    21,275
        Long-term debt                                   252,912
        Interest rate swap                                 4,627
        Other long-term liabilities                        1,732
        Deferred tax liability                            38,522
        Other comprehensive income (loss), net of taxes  (10,187)
        Stockholders' equity                             140,708
                                                        --------
                                                        $494,591
                                                        ========